EXHIBIT 99.1

Equinor ASA: Notifiable trading

The following close associate to a primary insider in Equinor ASA (OSE: EQNR, NYSE: EQNR) has sold shares in Equinor ASA:

Alf Torstensen, close associate to Siv Helen Rygh Torstensen, leader of the CEO office in Equinor ASA, has on 7 June 2018 sold 250 shares in Equinor ASA at a price of NOK 215,30 per share and will after the sale hold 1416 shares in Equinor ASA.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.